January 23, 2004

Dynamic Updates Cypress Land Interest and Near-Term Production Target

DYNAMIC OIL & GAS, INC. announced, as a follow-up to its January 19, 2004 news release, the Company’s working interest in 2,828 gross acres of land acquired on January 14, 2004 in the Cypress area of northeast British Columbia has been finalized at 50% for a net expenditure of $2.3 million.

Revised Near-Term Production Target
The Company also announced today that its daily average production target of 5,200 boe/day expected by fiscal year-end has been revised downward to approximately 4,200 boe/day by the end of February 2004. Dynamic’s daily average exit rate for its fiscal year ended December 31, 2003 was 3,500 boe/day.

Reasons for Revised Target
Dynamic did not reach targeted daily average production rates at the end of 2003 due to delays in the start of new natural gas production at Cypress in northeast British Columbia and declining Leduc oil production at St. Albert

Natural gas production from the Cypress area was expected to come on stream in December 2003 but was constrained by delays in pipeline construction and access to third-party processing facilities. Oil production rates at St. Albert have stabilized at current levels.

The revised daily average production target rate of approximately 4,200 boe/day does not include any production that may result from new drilling initiatives at St. Albert.

Gas Plant Feasibility Study Underway in Northeast B.C.
Dynamic and partners have a feasibility study underway for construction of a 30 mmcf/day gas plant in the fourth quarter of 2004. Negotiations are currently underway to increase access to third-party processing facilities in the Cypress/Sikanni area.

Dynamic is expecting its net daily average gas production from the Cypress field to increase by approximately 4.2 mmcf/day before the end of January 2004 and an additional 1.0 mmcf/d by the third week of February 2004.

Planned Activity at St. Albert
A recent well targeting the south portion of the Leduc “B” pool did not encounter oil in commercial quantities. The well was successfully completed up-hole in the Nisku “B” pool. On an initial two-hour production test, natural gas and liquids flowed at commercial rates and the well is now being tied in to our gathering system for an extended test period.

One additional Nisku oil completion and one new Basal Quartz gas completion is planned in the next 30 days and two new Leduc tests are planned for the second and third quarters of fiscal 2004.

Longer-Term Production Target
By early March, the Company expects to announce a longer-term daily average production target, following final approval of its 2004 capital expenditures budget.

DYNAMIC OIL & GAS, INC. is a Canadian-based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. The Company owns working interests in producing and early-stage exploration properties central Alberta, southwestern and northeastern British Columbia.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Wayne Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY RELATING TO OUR BEING ABLE TO ACHIEVE OUR TARGETED DECEMBER 2003 DAILY EXIT PRODUCTION RATE AND OUR BUDGETED 2003 CAPITAL AND EXPLORATION EXPENSE SPENDING PLANS. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING A RISK THAT ALL DRILLING PLANS FOR FISCAL 2003 MAY OR MAY NOT BE ACHIEVED, AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 20, 2003."

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com